UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation and appointment of Chief Financial Officer

Mr. Yue Jin, the Chief Financial Officer of Baosheng Media Group Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), notified the Board of Directors (the “Board”) of the Company of his resignation as the Chief Financial Officer of the Company for personal reasons, effective May 8, 2025. Mr. Jin’s resignation was not a result of any disagreement with the Company on any matter related to its operations, policies, or practices, or to any issues regarding its accounting policies or practices.

On May 9, 2025, the Board appointed Ms. Chenfang Zhai, effective May 9, 2025, to fill the Chief Financial Officer vacany and to hold such position until her resignation, removal, or the appointment of her successor. The biographical information of Ms. Zhai is set forth below.

Ms. Zhai, age 47, has 16 years of experience in finance. Since July 2015, she has served as the Chief Financial Officer of Wangmao Qianzhuang Liquor Industry (Beijing) Co., Ltd., where she is responsible for all functions of the finance department. She graduated in 2023 from the University of International Business and Economics with a major in Business Administration.

There are no arrangements or understandings pursuant to which Ms. Zhai was selected Chief Financial Officer of the Company and there are no familial relationships between Ms. Zhai and the other directors or executive officers of the Company. Since the beginning of the Company’s last fiscal year, the Company and Ms. Zhai has not participated in any transactions, and there are currently no proposed transactions in which the Company or Ms. Zhai, or any person which as a result of Ms. Zhai would be a related person for the purposes of Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, had or will have a direct or material interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chairwoman of the Board and Chief Executive Officer

Date:	May 13, 2025